Filed by RITA Medical Systems, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Horizon Medical Products, Inc.

Subject Company’s Exchange Act

File No. 001-15459

On June 2, 2004, RITA Medical Systems, Inc. held meetings with investors to discuss the its business and the proposed merger of RITA and Horizon. The slides attached hereto were used to accompany the presentation.

Joseph M. DeVivo

President, CEO and Director RITA Medical Systems

Safe Harbor Statement

This presentation includes forward-looking statements involving risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward looking statements are based on current expectations as of today. We undertake no obligation to provide updates to these expectations during the year. For those specific factors that can cause actual results to differ from our statements, we refer you to the “Risk Factors” and other disclosures included in the company’s periodic filings with the Securities and Exchange Commission.

New Treatment Options

Norton Healthcare surgeon Dr. Kelly McMasters

treated Charlie Morgan for liver cancer using the RITA

System™ for radiofrequency ablation (RFA)

The RITA RFA Opportunity

• Millions of cancer patients with very few treatment options available

• High margin disposable model

• Emerging clinical data shows RFA plus chemotherapy provides survival benefits

• FDA approved for unresectable liver cancer tumors, and pain associated with bone lesions

• Clinical studies underway for additional indications

Minimally Invasive Liver Tumor Treatment

Radiofrequency probe placed centrally in liver tumor: percutaneous, laparoscopic, or open. Leads deployed and energy applied to achieve 1000 C temperature for total cell death.

Electrode positioned Molecular heating Tumor destroyed

Trends in Ablation Procedural Growth by Organ

Estimated Procedural Trends in Ablation

Ablation Procedure Volume in Thousands

Breast

Lung

Bone

Kidney

Liver

550

499.0

500

450

400

366.7

350

300

254.7

250

200

138.8

150

82.4

100

43.5

27.5

50 16.3

6.3 8.6

4.5

0

2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Year

Source: MedMarket Diligence Report

“Market Opportunities in Ablation Technology” April 2002

RITA: The Leader In RFA

Surgery & Radiology Products

RITA’s Single-Use Disposable Needle Electrode Devices

1500X Radiofrequency Generator

Typical Ablation Using the RITA System

Original Tumor

Ablated Tumor

CT film shows pre and post procedure tumor (circled); dark image at tumor site in post-procedure film confirms destruction of cells with predictable and well-defined margins.

Liver Tumor RFA: Long Term Results

Buscarini et al HCC 5 yr survival

Guglielmi et al HCC 3 yr survival

Nicoli et al HCC 2 yr survival

Siperstein et al HCC & Mets 3 yr survival

Lencioni et al RCT of RFA vs. PEI 2 yr survival

>50 peer-reviewed reports of RITA safety & effectiveness

US & Intl US Liver

Launch Clearance

1997 1998 1999 2000 2001 2002 2003

Long-Term Survival: RITA—RFA vs Surgery

(all patients with liver cancer)

Percent survival

RITA—RFA (n = 187, current study)

Surgery (n = 249, Wayne et al, 2002)

100

80

60 48%

40 42%

20

0

0 12 24 36 48 60

Months

Lencioni R et al, presented at the RSNA 2003 (in press)

Long-Term Survival: RITA—RFA vs Surgery

(patients with a solitary tumor smaller than 5 cm)

Percent survival

RITA—RFA (n = 116, current study)

Surgery (n = 77, Llovet et al, 1999)

100

80 61%

60

51%

40

20

0

0 12 24 36 48 60

Months

Lencioni R et al, presented at the RSNA 2003 (in press)

RAPTURE Trial

(Radiofrequency Ablation of Pulmonary Tumors Response Evaluation)

(Pisa, UCLA, London, Munich, Turin, Sydney, Essen)

Tumor response rate at 1 year

91%

Complete ablation

Partial ablation

Disease-specific survival

in stage I NSCLC

Treatment 6 mo.’s 1 year

RITA-RFA 95% 89%

Radiation * 88% 81%

* Qiao et al, 2003

Lencioni R et al, presented at the RSNA 2003 (in press)

Confirmed Blue Cross Blue Shield & National Top Private Payer Plans Cover RFA Liver* Ablation

Private Payers

*58 Million Lives

* 44 Million Lives Written Policy

14 Million Lives Payment Process Without Policy

14 Million Non-Confirmed Lives

Blue Cross Blue Shield

*84 Million Lives

*64 Million Lives Written Policy Written Confirmation

20 Million Payment Process Without Policy

4 Million Non-Confirmed Lives

*Primary and Colorectal Mets Note: Lives include all managed care and indemnity product memberships

Competition Matrix

Tissue

Temperature Lesion Speed

Control Size

RITA

RTC1

Radionics2

The RITA System is the only available product suite in the industry to offer the combined features of temperature controlled ablation, effective treatment of the largest lesions, and reduced procedure times.

1 Division of Boston Scientific

2 Division of Tyco

Market Share – Estimated 2002 Sales by Company

Estimated Market Share of the U.S. Suppliers of Directed Energy-Based Tumor Ablation Products 2002

Source: Medtech Insight, “Pharmacological and Device-Based Therapeutic Approaches To Cancer Management,” #A415, December 2003

RITA Medical Systems

Business Case

Historical Operations Summary

March 31,

FY 2003 2004 2003

Sales $ 16,607 $ 4,644 $ 4,497 1

Gross Profit 10,441 3,029 2,923

Gross Profit Margin 63% 65% 65%

Total Operating Expenses 21,712 5,209 5,922

Net loss $ (11,236) $ (2,170) $ (2,933)

Net loss per share, basic and diluted $ (0.63) $ (0.12) $ (0.17)

Shares used in computing net loss per share,

basic and diluted 17,971 17,998 17,223

1 In Q1 2003, one-time sales to Japan totaled $522,000

Growth Strategies

• Utilization Focus

• Drive New Regulatory Clearances

• Kidney Ablation

• Lung Ablation

• Generation “Three” Product Development

• Broaden Market Opportunity

• Set New Ablation Standards

• Reduce Cost – Improve Ease of Use

• Japan Reimbursement

• Lean Operational Focus

Q3 2003 Through Q1 2004 Performance

US Sales Int. Sales

Q3 2003 Through Q1 2004 Performance

New Business Utilization

RITA Medical Strategic Options

• Raise capital, drive to profitability as a single product company

• Competition/Resources/Opportunity

• Grow through adding more products to RITA

• Build around team/preserve upside/invest

• Market business for sale

• Timing/Proof of business

Merger Overview

Medical Oncology Devices

Horizon Medical Products

Horizon Medical Products, Inc., headquartered in Atlanta, primarily markets oncology product lines including implantable ports, tunneled central venous catheters, and safety needles used primarily in cancer treatment protocols. In addition, Horizon has exclusive U.S. rights to distribute Medtronic Inc.’s Hepatic Arterial Infusion (HAI) product line, including sales and case support of Medtronic’s IsoMed® Infusion System and related products.

Merger Strategic Benefits

• Opportunity to develop an independent, broad-based Medical Oncology Device business

• Increasing trends in devices playing important roles in Cancer Treatment. Merged entity can capitalize on this trend.

• Develops platform company for the acquisition and/or licensing of additional oncology products.

Medical Oncology Device Company











MEDICAL ONCOLOGY

- Interventional Radiologists
- Surgical Oncologists
- Medical Oncologists

Horizon Products

Vortex® MP Port System
LifeValve™ Technology
LifeGuard™ Safety Infusion Set
IsoMed Pump

RITA Products

StarBurst™ Xli *enhanced*
StarBurst™ SEMI-FLEX
StarBurst™ MRI
StarBurst™ SDE
RITA 1500X Generator with RITA Base Software



RITA Medical Systems

HMP

Merger Strategic Benefits

Medical Oncology

Surgical Oncology

Interventional Radiology

Hospital Administration

The merged company will have more products and more reasons to call on the key constituencies in the hospital, increasing strategic value, customer touches, and increased productivity for each sales rep.

Merger Strategic Benefits

• Benefits For RF ablation product line

• Doubles our domestic field selling effort

• Improves competitiveness and market development

• Increases our reach to more hospitals

• Allows for greater concentration on new RF procedures

• Increases productivity at each hospital

• Benefits for HMP Product Lines

• Coupling High growth product with stable core product offering

• Leveraging relationships and call points to increase overall productivity and reach

• Building a combination therapy using systemic/regional

chemotherapy delivery and local mechanical control of cancerous tumors

• Medtronic Distribution Agreement

• Capitalize on existing synergy between IsoMed Hepatic Artery Pumps and Radio Frequency Ablation which are normally used in the same procedure

Transaction Overview

• Each Horizon shareholder will receive 0.4212 of a RITA share

• RITA and Horizon shareholders will own 47.5% and 52.5%, respectively, of the combined company (1)

• RITA expects to issue 18,644,039 shares and assume options and warrants for an additional 3,935,110 shares

• The combined company will assume $17.1 MM of Horizon debt

• The holders of $8.262 MM of Horizon Senior Subordinated Notes have agreed to extend the maturity from July 2005 to July 2008

• The remaining $6.501 MM of Senior subordinated Notes will continue to be due in July 2000

• The merger is expected to close in August 2004 and is subject to the approval of the shareholders of each company

• It is expected that HSR approval will not be required

• Shareholders representing 53% of Horizon’s shares outstanding and 9% of RITA’s shares outstanding have signed voting agreements in favor of the transaction

(1) Reflects diluted ownership using the treasury stock method to account for shares

Transaction Overview

• Board of Directors of the combined company will be comprised of 6 members from RITA and 3 members from Horizon

• Joseph DeVivo will be named President, CEO and Director

• Robert Wenzel will be named COO

• Don Stewart will be named CFO

• The combined company headquarters will be in Mountain View, CA with operations in Mountain View, CA and Manchester, GA

• Company shares will continue trading on the NASDAQ National Mkt.® under the RITA symbol

Key Financial Statistics FY 2003

RITA HMP

Revenue $16.6MM $28.0MM

Gross Profit $10.4MM $16.7MM

EBITDA ($9.6MM) $ 3.1MM

Cash $9.5MM $ 1.8MM

Debt $0 $18.4MM

S&M Employees 28 56

Employees 80 138

Merger Financial Impact

• The transaction is expected to significantly increase RITA’s revenue base

• On a pro forma basis, the combined company would have reported approximately $45 MM of revenue in 2003

• The combined company is expected to derive significant operating leverage from combining this larger base of revenue with a reduced operating cost structure

• Preliminary estimates have identified $5—$7 MM of potential annual cost savings associated with the combination

• Horizon reported EBITDA of $3.6 MM for the 12-month period ending March 31, 2004 (1)

• As a result of a growing base of revenue and the assumed cost savings, management believes the transaction will be accretive to earnings and the combined company will be profitable following a successful integration

(1) Excludes approximately $1.0 MM of one-time charges incurred in 1Q/2004 related to separation payments payable to Marshall Hunt and William Peterson, Jr.

Valuation

• How do the implied multiples for the transaction compare to market trading multiples?

• What are RITA shareholders receiving in return for giving Horizon shareholders 52.5% of the combined company?

Valuation

Comparable Companies Analysis as of May 12, 2004

($            in millions)

Enterprise Value as a

Multiple of Revenue

Company CY 2003A LTM as of 3/31/04

Possis Medical Inc. (1) 7.36x 7.01x

Arthrocare Corp. 4.15x 3.88x

Merit Medical Systems Inc. 3.03x 2.90x

Kensey Nash Corp. 7.11x 6.58x

Aspect Medical Systems Inc. 7.42x 7.00x

Palomar Medical Technologies Inc. 8.35x 7.49x

LifeCell Corp. 7.43x 6.65x

Candela Corp. 2.08x 1.95x

Exactech Inc. 3.24x 3.11x

Endocardial Solutions Inc. 5.21x 4.78x

STAAR Surgical Co. 2.86x 2.82x

Micro Therapeutics Inc. 5.60x 5.10x

Mean 5.32x 4.94x

Median 5.41x 4.94x

Acquisition Multiple

Horizon Medical 4.60x 4.44x

(1) LTM is as of 1/31/2004.

• The multiple paid for Horizon is less than the mean and median for the comparables despite including a control premium

Valuation

Contribution Analysis

($            in millions)

RITA Medical Horizon Medical

$ % of $ %of

Amount NEWCO Amount NEWCO

Revenues

CY 2003A $16.6 37.3% $28.0 62.7%

Q1 2004A 4.6 39.6% 7.1 60.4%

Gross Profit

CY 2003A $10.4 38.5% $16.7 61.5%

Q1 2004A 3.0 41.8% 4.2 58.2%

EBITDA

CY 2003A ($9.6) - $3.1 -

Q1 2004A (1.8) - 0.9 (1) -

Diluted Ownership in NEWCO: 47.5% 52.5%

(1) Excludes $1.03 million of separation payments paid to Marshall B. Hunt and William E. Peterson, Jr.

Debt

Payment Strategies

• Negotiated $8.262mm Comvest/Medtronic Senior Notes to be due 2008

•$ 6.501 million of Comvest LP Senior Subordinated Notes due July 2005

• Broad range of alternatives depending on market conditions and speed and success of integration

• Internally generated funds from combined operations

• We currently project Cash available from Operations after working capital requirements and capital expenditures to be in the range of $8-$10 million for 2005

• Bank lines or credit facilities to replace debt

• Currently in discussions with a number of banks

Summary

Why Invest in RITA

• The largest pure play medical oncology device company, second only to Boston Scientific oncology division in terms of revenue and sales force size

• Critical mass to operate as profitable organization

• Positive earnings and cash flow following successful integration of companies

• Ability to continue investment in R&D

• Platform deal – RITA will be positioned to potentially acquire or license additional technology

Questions

Additional Information About the Merger and Where to Find It

In connection with RITA Medical Systems’ proposed merger with Horizon Medical Products, RITA intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant materials in connection with the proposed merger.

INVESTORS AND SECURITY HOLDERS OF RITA MEDICAL SYSTEMS AND HORIZON MEDICAL PRODUCTS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RITA MEDICAL SYSTEMS, HORIZON MEDICAL PRODUCTS, AND THE MERGER.

The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by RITA or Horizon with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investor and security holders may obtain free copies of the documents (when they become available) filed with the SEC by RITA Medical Systems by directing a request to: RITA Medical Systems, Inc., 967 North Shoreline Blvd., Mountain View, California, 94043, Attn: Don Stewart. Investors may obtain free copies of the documents (when they become available) filed with the SEC by Horizon Medical Products by directing a request to: Horizon Medical Products, Inc., One Horizon Way, Manchester, Georgia 31816, Attn: Robert Wenzel.

RITA Medical Systems, Horizon Medical Products and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of RITA Medical Systems and Horizon Medical Products in favor of the merger. Information about the executive officers and directors of RITA Medical Systems and their ownership of RITA Medical Systems common stock is set forth in the RITA Medical Systems’ Form 10-K/A for the fiscal year ended December 31, 2003, which was filed with the SEC on April 29, 2004. Information about the executive officers and directors of Horizon Medical Products and their ownership of Horizon Medical Products common stock is set forth in the Horizon Medical Products’ Form 10-K/A for the fiscal year ended December 31, 2003, which was filed with the SEC on April 29, 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of RITA Medical Systems, Horizon Medical Products and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger when it becomes available.